UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 11-K
____________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-35424
HomeStreet, Inc. 401(k) Savings Plan
(Full title of the plan)
____________________________
MECHANICS BANCORP
(Name of issuer of the securities held pursuant to the plan)
____________________________

Washington	91-0186600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1111 Civic Drive, Suite 390
Walnut Creek, CA 94596
(Address of the plan and address of issuer's principal executive offices)

HOMESTREET, INC. 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Committee, Plan Administrator, and Plan Participants
HomeStreet, Inc. 401(k) Savings Plan
Walnut Creek, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of HomeStreet, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2020.

Houston, Texas
June 24, 2026

HOMESTREET, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

	2025	2024

ASSETS:
Participant directed investments, at fair value	$173,012,649	$176,945,807
Total investments	173,012,649	176,945,807
Receivables:
Notes receivable from participants	1,497,521	1,671,068
Employer contributions	234,258	172,205
Total receivables	1,731,779	1,843,273
Total assets	174,744,428	178,789,080
LIABILITIES:
Accrued expenses and other liabilities	—	472
Total liabilities	—	472
NET ASSETS AVAILABLE FOR BENEFITS	$174,744,428	$178,788,608

See accompanying notes to the financial statements.

HOMESTREET, INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS:
Contributions:
Participant contributions	$6,936,875
Rollover contributions	412,233
Employer matching contributions	3,135,200
Total contributions	10,484,308
Investment income:
Net appreciation in fair value of investments	15,793,767
Dividends	7,227,169
Interest	403,993
Net investment income	23,424,929
Interest on notes receivable from participants	122,731
Total additions	34,031,968
DEDUCTIONS:
Benefits paid to participants	37,894,155
Administrative expenses	181,993
Total deductions	38,076,148
DECREASE IN NET ASSETS	(4,044,180)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	178,788,608
End of year	$174,744,428

See accompanying notes to the financial statements.

HOMESTREET, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

1.DESCRIPTION OF PLAN
The following description of the HomeStreet, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution 401(k) savings plan for employee retirement. The Plan is administered by the Retirement Plans Committee of Mechanics Bank, (“Plan Administrator”), which is comprised of certain officers and employees of Mechanics Bank (“Plan Sponsor”). On September 2, 2025, Mechanics Bancorp (the “Company,” formerly known as HomeStreet, Inc.) completed a merger (the “Merger”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 28, 2025 (the “Merger Agreement”), by and among the Company, HomeStreet Bank, and Mechanics Bank. In connection with the Merger, HomeStreet, Inc. changed its name to “Mechanics Bancorp,” and HomeStreet Bank merged with and into Mechanics Bank, with Mechanics Bank surviving the Merger as a wholly-owned subsidiary of the Company. All references to the Company prior to September 2, 2025 shall mean HomeStreet, Inc. and after that date shall mean Mechanics Bancorp. Prior to September 2, 2025, the Retirement Benefits Committee of HomeStreet, Inc. administered the Plan. Charles Schwab Trust Bank serves as trustee for all Plan assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Sponsor Change/Corporate Transaction — Effective September 2, 2025, sponsorship of the Plan was assigned from HomeStreet, Inc. to Mechanics Bank as a result of the Merger. The Plan was amended and Mechanics Bank substituted for HomeStreet, Inc. for all purposes of the Plan. The Plan continued to operate under the new sponsor, under the Plan’s terms and conditions through December 31, 2025. Prior to September 2, 2025, participants were permitted to invest contributions to the Plan in HomeStreet, Inc. common stock and after September 2, 2025, participants were permitted to invest contributions to the Plan in Mechanics Bancorp Class A common stock. Mechanics Bancorp Class A common stock was formerly known as HomeStreet, Inc. common stock prior to the Merger. Effective December 31, 2025, Mechanics Bank, as Plan Sponsor, amended the Plan to freeze the Plan, therefore no other contributions were permitted to be made to the Plan.

Eligibility — Employees of HomeStreet, Inc. and its wholly owned subsidiary, HomeStreet Bank, hired prior to September 2, 2025, are eligible to participate in the Plan. Participants are eligible for plan participation after attainment of 18 years of age. Eligibility to make employee contributions begins immediately upon date of hire.

Contributions — Contributions to the Plan include (i) elective deferral contributions authorized by participants through payroll deductions from eligible compensation, as defined by the Plan, (ii) matching contributions made by the Plan Sponsor, and (iii) participant rollover contributions from other qualified plans.

Participants may elect to contribute a percentage of their eligible compensation to the Plan each year, subject to limitations, as defined in the Plan document. Certain of those contributions may be excluded from the participant’s taxable income until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly hired eligible employees are automatically enrolled in the Plan unless they elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 5% of eligible compensation and their contributions are invested in a designated model allocation fund based on the number of years until the participant's expected retirement which may be changed by the participant. Participants who attain age 50 before the end of the plan year are eligible to make catch-up contributions during that plan year; these additional contributions are ineligible for a Company matching contribution.

The Company makes a matching contribution of 100% on the first 3% and 50% on the next 2% of eligible compensation. A participant’s combined pre-tax 401(k) contributions, plus any Roth 401(k) contributions cannot exceed 80% of the participant’s eligible compensation or the annual contribution limit established by the Internal Revenue Service, whichever is less.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts — Each participant’s account is credited with the participant's contribution, the Company’s matching contribution and Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated equally to participants with an account balance not less than $2,000. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments— In addition to any auto-enrollment, participants may direct the investment of their contributions and the Company matching contributions in the Plan and earnings thereon into employer stock or any of the mutual and collective investment trust fund investment options of the Plan.

Participants may not acquire additional shares of Mechanics Bancorp Class A common stock if more than 10% of their total account balance is in Mechanics Bancorp Class A common shares.

Contributions may be temporarily held as cash balances prior to the execution of the investment according to participants’ direction.

Vesting — Participants are vested 100% immediately in their contributions to the Plan, the Company’s matching contributions, plus actual earnings thereon.

Forfeitures — Forfeitures in participants’ Employer Matching Contribution Account will be used first to reduce eligible Plan expenses and then to reinstate any non-vested benefits required to be reinstated for rehired participants. Any remaining forfeitures will be used to reduce future Employer contributions to the Plan. At December 31, 2025 and 2024, there were $1,309 and $1,141, respectively, of unallocated forfeitures in the Plan.

Notes Receivable from Participants — Participants may borrow, first, from their rollover account, second, from their employee contribution accounts and, third, from their vested employer matching contribution account under the Plan. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding the value of Mechanics Bancorp Class A common stock. The loan term generally may not exceed 5 years, but can be longer if the loan is used to acquire the participant’s principal residence. The loans are secured by the balance in the participant’s account, and the outstanding loans as of December 31, 2025 bear interest at rates that range from 4.25% to 9.50%, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through bi-weekly payroll deductions. As of December 31, 2025, the loans mature through 2037.

Payment of Benefits — The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For termination of service with vested benefits of $1,000 or less, a participant or beneficiary will automatically receive the value of the vested interest in his or her account as a lump sum distribution. If the total vested balance is greater than $1,000, a participant may request a lump sum distribution, roll over the vested Plan account balance into an IRA or new employer’s eligible retirement plan, or leave the balance with the Plan until April 1 of the calendar year following the calendar year in which they reach age 72 (or age 70-1/2 if they reached age 70-1/2 by December 31, 2019) or, until April 1st of the calendar year following the year in which the participant terminates employment, if later following the end of the calendar year in which they retire. However, if the participant is a 5% owner, they must begin receiving these distributions by April 1st following the end of the calendar year in which they reach age 72 (or age 70-1/2 if they reached age 70-1/2 by December 31, 2019) even if they are still employed by the Employer.

In-Service Withdrawals — Participants may elect to withdraw all, or a portion of their employee contribution portions of their account balance, at any time on or after the day the participant attains age 59 1/2. If a participant is under age 59 1/2 under certain conditions, participants, while still employed by the Company, are permitted to withdraw, in a single sum, the employee contribution portions of their account balance. These conditions include unreimbursed medical expenses, costs related to the purchase of the participant’s principal residence (excluding mortgage payments), the payment of burial or funeral expenses for the participant’s deceased parent, spouse, child, dependent or designated beneficiary, certain expenses for the repair of damage to the participant’s principal residence, the payment of postsecondary education tuition or to prevent eviction or foreclosure from the participant’s principal residence.

Other — Certain administrative functions are performed by officers and employees of the Company, by Schwab Retirement Plan Services, Inc., the recordkeeper, and by Charles Schwab Trust Bank, the trustee. No Company officer or employee receives compensation from the Plan. All other expenses for administration of the Plan including legal, investment management, recordkeeping and audit fees are paid out of the assets of the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), using the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ significantly from those estimates.

Risks and Uncertainties — The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events, which could impact the value of investment securities, such as international conflicts. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation — The Plan’s investments are stated at fair value, or net asset value (“NAV”) for Galliard Stable Return Fund C (“the Fund”). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, “Fair Value Measurements” for discussion on fair value measurements.

Income Recognition — Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the unrealized change in fair value of investments from one period to the next. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at the unpaid principal balance plus any accrued but unpaid interest. The Plan Administrator and the Trustee will treat a loan that has been defaulted upon and not corrected within the cure period as a deemed distribution from the Plan, unless the Plan Administrator authorizes any other corrective action. Delinquent participant loans are recorded as distributions no later than the last day of the calendar quarter following the calendar quarter in which the required installment payment was due. No allowance for credit losses has been recorded as of December 31, 2025 and 2024.

Administrative Expenses — All administrative expenses, investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. The amount paid to Schwab Retirement Plan Services, Inc. and Charles Schwab Trust Bank for recordkeeping and trustee fees was $158,147 in 2025.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

3.    FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

Mechanics Bancorp Class A Common Stock — Valued at the closing price reported on the active market on which the individual securities are traded, Nasdaq.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund — Galliard Stable Return Fund C is composed primarily of fully benefit-responsive investment contracts and is reported at fair value using NAV as a practical expedient. The Galliard Stable Return Fund C calculates NAV per share in a manner consistent with the measurement principles in ASC 946, “Financial Services — Investment Companies.” Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets, which include the fully benefit responsive investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a significantly different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2025 and 2024:

	December 31, 2025
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mechanics Bancorp Class A common stock	$2,214,894	$—	$—	$2,214,894
Mutual funds	159,261,879	—	—	159,261,879
Total	$161,476,773	$—	$—	161,476,773
Investments measured at NAV (1)				11,535,876
Total investments				$173,012,649

	December 31, 2024
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mechanics Bancorp Class A common stock	$2,137,585	$—	$—	$2,137,585
Mutual funds	162,919,000	—	—	162,919,000
Total	$165,056,585	$—	$—	165,056,585
Investments measured at NAV (1)				11,889,222
Total investments				$176,945,807
(1)Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statement of net assets available for benefits.
A summary of the Plan’s investments at December 31, 2025 and 2024, where fair value is estimated based on the NAV is presented below:

Investment	2025 Fair Value	2024 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Restrictions	Notice Period

Galliard Stable Return Fund C	$11,535,876	$11,889,222	$—	Same day	None	None

4.    GALLIARD STABLE RETURN FUND C

The Fund is a collective trust fund sponsored by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund monthly, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

5.    PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued an opinion letter dated September 21, 2020 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator is responsible for analyzing tax positions taken by the Plan and we would evaluate any for recognition in the financial statements or disclosures in the notes. We are not aware of any tax positions taken by the Plan as of December 31, 2025 and 2024, therefore none were evaluated for recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2022.

7.    PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of Mechanics Bancorp Class A common stock and Charles Schwab mutual funds trusteed by Charles Schwab Trust Bank. Charles Schwab Trust Bank is the trustee for these investments as defined by the Plan and Mechanics Bancorp Class A common stock is issued by the employer. The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

At December 31, 2025 and 2024, the Plan held 151,394 and 187,179 shares, respectively, of Mechanics Bancorp Class A common stock of the Company, the sponsoring employer, with a cost basis of $3,603,531 and $4,197,217, respectively. During 2025, the Plan purchased 15,484 shares of Mechanics Bancorp Class A common stock at a cost ranging from $8.58 to $15.58 per share. During 2025, the Plan sold 42,099 shares of Mechanics Bancorp Class A common stock at a sales price ranging from $8.95 to $15.33 per share and distributed 9,170 shares of common stock to participants due to termination or retirement. In 2025, the Plan recorded $31,793 dividend income related to the Mechanics Bancorp Class A common stock of the Company.

8.    SUBSEQUENT EVENTS

Effective December 31, 2025, Mechanics Bank, as Plan Sponsor, amended the Plan to freeze all contributions to the Plan. After the freeze date, no employee was eligible to become a participant of the Plan. In April 2026, the Plan was merged with the Mechanics Bank Profit Sharing Plan and Trust (the “Merged Plan”), with the Merged Plan continuing on as the surviving plan. As a result of the plan merger, the assets of all participants in the trust of the Plan immediately prior to the plan merger were transferred from Schwab Retirement Plan Services, Inc., the recordkeeper, and Charles Schwab Trust Bank, the trustee, to Fidelity Investments, the recordkeeper of the Merged Plan, and merged into the trust under the Merged Plan. Additionally, the liabilities of the Plan were transferred into the Merged Plan, and the Retirement Plans Committee of Mechanics Bank continued to be the Plan Administrator of the Merged Plan. Thereafter, participants of the Plan began participating in the Merged Plan under its terms and conditions. Approximately $158 million of Plan assets were transferred into the Merged Plan. Mechanics Bancorp is an issuer of securities held pursuant to the Merged Plan.

Aside from the above, there were no subsequent events identified through June 24, 2026, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

HOMESTREET, INC.
401(k) SAVINGS PLAN
Employer ID No: 91-0186600
Plan No: 001
FORM 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025

(a)	(b) Issuer, identity of borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Current value

*	Mechanics Bancorp	Mechanics Bancorp Class A Common Stock	**	$2,214,894
	Dodge & Cox	Dodge & Cox Income Fund X	**	13,692,278
	Dodge & Cox	Dodge & Cox International Stock X	**	8,160,802
	Dodge & Cox	Dodge & Cox Stock Fund X	**	13,151,423
	Fidelity	Fidelity Extended Market Index Fund	**	18,240,574
	Harbor	Harbor Capital Appreciation Fund	**	20,388,101
	JP Morgan	JP Morgan Global B and Opportunity	**	6,962,958
	Impax	Impax Sustainable Allocation Institutional	**	39,405
	PIMCO	PIMCO Commodity Real Return Institutional	**	3,586,588
*	Schwab	Schwab US Treasury	**	462
*	Schwab	Schwab S&P 500 Index Fund	**	32,888,271
	JP Morgan	Undiscovered Mgrs Behavioral Value C	**	5,224,947
	Vanguard	Vanguard Developed Markets Index Admiral	**	8,437,327
	Vanguard	Vanguard REIT Index Admiral	**	4,833,709
	Vanguard	Vanguard Small Cap Growth Index Admiral	**	8,478,728
	Vanguard	Vanguard Total Bond Market Index Admiral	**	8,251,004
	WCM Investment Management	WCM Focused International Growth Institutional	**	6,925,302
	SEI Trust Company	Galliard Stable Return Fund C	**	11,535,876
*	Various participants	Participant loans with interest rates ranging from 4.25% to 9.50% maturing through 2037		1,497,521
				$174,510,170

*	Party-in-interest
**	Cost information not required for participant-directed investments and therefore is not included.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 24, 2026

HomeStreet, Inc. 401(k) Savings Plan

/s/ Aaron A. Morin
Aaron A. Morin
SVP, Chief Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm